APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Profit and Loss

Domaselo LLC

Date Range: Jan 01, 2019 to Dec 31, 2019

ACCOUNTS	Jan 01, 2019 to Dec 31, 2019
Income	
Sales	$6,229.20
Total Income	**$6,229.20**
Cost of Goods Sold	
Bread Baking Supplies - COGS	$2,378.26
Delivery & Shipping Supplies (bags, boxes, etc)	$731.68
Local Delivery (tolls, fuel, etc)	$631.59
Shipping to Customers - COGS	$8.79
Total Cost of Goods Sold	**$3,750.32**
Gross Profit	**$2,478.88**
As a percentage of Total Income	39.79%
Operating Expenses	
Advertising & Promotion	$6,003.62
Bank Service Charges	$249.00
Car Lease	$1,642.92
Insurance	$195.55
Leasehold Improvements	$15,111.67
License & Permit	$365.00
Meals and Entertainment	$159.79

Operating Expenses

Professional Fees	$1,100.00
Rent Expense	$7,934.64
Repairs & Maintenance	$197.40
Small Tools/Equipment	$2,721.47
Software	$1,847.11
Utilities	$4,907.42
Vehicle – Fuel	$1,384.07
Total Operating Expenses	**$43,819.66**

Net Profit	**-$41,340.78**
As a percentage of Total Income	**-663.66%**

Balance Sheet

Domaselo LLC

As of Dec 31, 2019

ACCOUNTS	Dec 31, 2019
Assets	
Cash and Bank	
BUSINESS CHECKING	$327.30
Total Cash and Bank	**$327.30**
Other Current Assets	
Inventory	$85.00
Security Deposit - Rental	$2,140.00
Total Other Current Assets	**$2,225.00**
Long-term Assets	
Equipment	$18,673.94
Total Long-term Assets	**$18,673.94**
Total Assets	**$21,226.24**
Liabilities	
Current Liabilities	
Total Current Liabilities	**$0.00**
Long-term Liabilities	
Total Long-term Liabilities	**$0.00**
Total Liabilities	**$0.00**

Equity	
Investment - Emil Hristov	$62,567.02
Retained Earnings	
Profit between Jan 1, 2019 and Dec 31, 2019	-$41,340.78
Total Retained Earnings	**-$41,340.78**
Total Equity	**$21,226.24**

Balance Sheet

Domaselo LLC

As of Dec 31, 2020

ACCOUNTS	Dec 31, 2020
Assets	
Cash and Bank	
BUSINESS CHECKING	$1,960.56
Total Cash and Bank	**$1,960.56**
Other Current Assets	
Security Deposit - Rental	$2,140.00
Total Other Current Assets	**$2,140.00**
Long-term Assets	
Equipment	$116,149.49
Total Long-term Assets	**$116,149.49**
Total Assets	**$120,250.05**
Liabilities	
Current Liabilities	
Car Loan: Ford Motor Credit	$24,991.67
Loan from Shopify	$12,141.35
Total Current Liabilities	**$37,133.02**
Long-term Liabilities	
Total Long-term Liabilities	**$0.00**
Total Liabilities	**$37,133.02**

Equity

Investment - Emil Hristov	$197,980.83
Retained Earnings	
Profit for all prior years	-$41,340.78
Profit between Jan 1, 2020 and Dec 31, 2020	-$73,523.02
Total Retained Earnings	**-$114,863.80**
Total Equity	**$83,117.03**

I, Emil Hristov, certify that:

1. The financial statements of DOMASELO LLC included in this Form are true and complete in all material respects; and
2. The tax return information of DOMASELO LLC included in this Form reflects accurately the information reported on the tax return for DOMASELO LLC for the fiscal year ended 2019 (most recently available as of the Date of this Form C).

Signature   *Emil Hristov*

Name: Emil Hristov

Title: CEO